Pelagos Insurance Capital to Begin Trading on NYSE as “PLGO”
Will Report Q1 Financial Results After Market Close on May 13, as Previously Announced
PEMBROKE, Bermuda – May 12, 2026 – Pelagos Insurance Capital Limited (“Pelagos Insurance Capital” or the “Company”), formerly Fidelis Insurance Holdings Limited (NYSE:FIHL), an expert capital allocator and risk selector in specialty insurance and reinsurance, announced today it will begin trading on the New York Stock Exchange under its new name and ticker symbol “PLGO.” This follows the Company’s recent rebrand from Fidelis Insurance Group to Pelagos Insurance Capital, effective May 11, 2026, after shareholder approval at the Company’s Annual General Meeting on April 28, 2026.
The ticker symbol change from “FIHL” to “PLGO” reflects the Company’s new brand identity.
Pelagos Insurance Capital will release its Q1 2026 financial results after market close on May 13, 2026, as previously announced. The earnings call will follow at 9:00 am ET on May 14, 2026, under the Company’s new name and ticker symbol “PLGO”. Results and webcast access will be available in the Investors section of our website at www.pelagosinsurancecapital.com.
To join the teleconference, dial 1-800-715-9871 (U.S. and Canada) or 1-646-307-1963 (international) and enter passcode 8797451 approximately 10 minutes before the call. A live, listen-only webcast will also be accessible via our website at www.pelagosinsurancecapital.com.
About Pelagos Insurance Capital
Pelagos Insurance Capital (NYSE: PLGO), formerly Fidelis Insurance Group (NYSE: FIHL), is an expert capital allocator and risk selector in specialty insurance and reinsurance. We bring together strategic capital and specialist underwriting expertise to deliver value through the cycle.
With a differentiated, diversified portfolio and strong balance sheet, we deploy capital into the most compelling areas of the market through our network of best-in-class underwriting partners. Our deep expertise and multiple points of access to the market enable us to adapt as the market evolves, optimize performance, and produce superior outcomes for clients, brokers, and shareholders.
Pelagos Insurance Capital makes the connections that matter in specialty risk.
For additional information about Pelagos Insurance Capital, our people, products and our insurer financial strength ratings please visit our website at www.pelagosinsurancecapital.com.
Pelagos Insurance Capital Investor Contact:
Pelagos Insurance Capital
Miranda Hunter
+1 441 279 2561
Pelagos Insurance Capital Media Contact:
Rein4ce
Sarah Hills
+44 (0)7718 882011